September 2, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Alex Lucas
President
Lucas Publications, Inc.
417 W. 43d Street
Suite #4
New York, NY 10036

       Re: Form 8-K filed August 7, 2009
               Form 8-K/A filed August 7, 2009
               File No.: 333-153923

Dear Mr. Lucas:

We have not received a response to our letter dated August 11, 2009. Please respond to that letter and in addition, address all comments included herein.

Your registration statement filed on October 30, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

       As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

       Please file an amended Form 8-K to disclose that the PCAOB revoked Moore's registration and the reasons for the revocation. Specifically disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 16, 2009. If you have any questions, I can be reached at 202-551-3346.

Sincerely,

Effie Simpson
Staff Accountant